Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123742

PROSPECTUS SUPPLEMENT NO. 5
(To Prospectus dated June 17, 2005)

[TRPOS LOGO]

867,371 Shares

Tripos, Inc.

Common Stock

        This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated June 17, 2005 with respect to the resale of up to 867,371 shares of common stock by the selling stockholders named therein

         On November 23, 2005, the Company filed a Form 8-K regarding a press release announcing the culmination of the four-year file enrichment collaboration with Pfizer, Inc. The Form 8-K is attached hereto.

         Neither the Securities and E exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 23, 2005.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

November 23, 2005

Date of Report (Date of earliest event reported)

Tripos, Inc.

(Exact name of registrant as specified in its charter)

Utah	0-23666	43-1454986
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1699 South Hanley Rd., St. Louis, MO   63144

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:

(314) 647-1099

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Exhibit Index on Page 3

Item 8.01. Other Events

The following information is furnished pursuant to Item 8.01, Other Events.

On November 23, 2005, Tripos, Inc. issued a press release announcing that its chemistry file enrichment collaboration with Pfizer, Inc. will conclude in December 2005. A copy of Tripos, Inc.'s press release is incorporated herein by reference and is furnished as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits

Exhibits

99.1 Press release dated November 23, 2005, issued by Tripos, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPOS, INC.

By: /s/ B. James Rubin

B. James Rubin

Sr. Vice President

Chief Financial Officer

Date: November 23, 2005

INDEX TO EXHIBITS

Exhibit No. Description

    Press release dated November 23, 2005, issued by Tripos, Inc.

Contacts:

Tripos, Inc.

Jim Rubin

Chief Financial Officer

(314) 647-8837

(Media only)

Waggener Edstrom Worldwide

Bioscience and Healthcare Practice

Lisa Osborne

Account Director

(202) 326-0973

lisao@WaggenerEdstrom.com

For Release 7 a.m. EST

Nov. 23, 2005

Tripos Announces Completion of Pfizer Collaboration

ST. LOUIS -- Nov. 23, 2005 -- Tripos, Inc. (Nasdaq: TRPS), a leading provider of drug discovery chemistry and informatics products and services, today announced that its file enrichment collaboration with Pfizer Inc. (NYSE: PFE) will conclude in December 2005. This will complete Tripos' work on Pfizer's library collection. Under the terms of the agreement, Tripos received approximately $90 million over the four-year project for the design, synthesis and purification of drug-like compounds, hit follow-up and large library production.

"This was a very productive relationship, and the knowledge and experience we have gained through our work with Pfizer during the past four years will benefit our existing and future customers with whom we continue to discover and develop new drug candidates," said Dr. John P. McAlister, president and CEO of Tripos. "As our Pfizer collaboration draws to an end, we remain committed to our Discovery Research business, as evidenced by our significant investment in Tripos Discovery Research and our new LeadDiscovery program."

"We are evaluating the level of resources necessary to build high-value discovery research collaborations with our customers, and anticipate a reorganization of Tripos Discovery Research may be necessary," McAlister said. "We will carefully review staff levels to ensure we can continue to deliver the highest quality service without impacting our existing and developing collaborations. Tripos Discovery Informatics (our software business) is not impacted by the Pfizer file enrichment contract completion, and existing informatics contracts with Pfizer are unaffected."

For more than a quarter of a century, Tripos has been pioneering breakthroughs in drug discovery through its proprietary informatics and research technologies. Tripos Discovery Research offers high-value drug discovery collaborations for the pharmaceutical and biotechnology industry. It has ongoing collaborations with leading pharmaceutical and biotechnology companies and a developing pipeline of new business. Tripos' LeadDiscovery program, launched this summer, offers a new way for companies to partner with Tripos to develop novel pre-clinical compounds with proven potency, selectivity, and the potential to own intellectual property in the areas of G-protein-coupled receptors and kinases.

General

This press release contains forward-looking statements concerning, among other things: (1) expectations regarding future revenues and earnings, product introductions, growth in product sales, resource allocation and capacity; (2) expectations regarding existing and future opportunities for drug discovery collaborations; and (3) expectations regarding the success of Tripos' LeadDiscovery program. These statements are based upon numerous assumptions which Tripos cannot control and involve risks and uncertainties that could cause actual results to differ. These statements should be understood in light of the risk factors set forth in the Company's filings with the Securities and Exchange Commission, including, without limitations those factors set forth in the Company's Form 10-K for the fiscal year ended December 31, 2004, and from time to time in the Company's periodic filings with the Securities and Exchange Commission. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

About Tripos, Inc.

Tripos (Nasdaq: TRPS) combines leading-edge technology and innovative science to deliver consistently superior chemistry-research products and services for the biotechnology, pharmaceutical and other life science industries. Within Tripos' Discovery Informatics (DI) business, the company provides software products and consulting services to develop, manage, analyze and share critical drug discovery information. Within Tripos' Discovery Research (DR) business, Tripos' medicinal chemists and research scientists partner directly with clients in their research initiatives, leveraging state-of-the-art information technologies and research facilities. Further information on Tripos can be found at http://www.tripos.com.

# # #

Tripos and the Tripos logo are registered trademarks of Tripos, Inc., and/or its affiliates in the United States and certain other countries. All other trademarks mentioned in this document are the property